

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Brian S. Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

   Re: Home Bancshares, Inc.
    Form 10-K Form for the Fiscal Year Ended December 31, 2020
    Filed on February 26, 2021
    Form 8-K filed January 21, 2021
    File No. 000-51904

Dear Mr. Davis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance